Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CORPORACIÓN AMÉRICA AIRPORTS S.A. MAY 22, 2019 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS: The Convening Notice and proxy card are available at: http://investors.corporacionamericaairports.com/Annual-Meeting MAIL: Please sign, date and mail your vote authorization form in the envelope provided as soon as possible. IN PERSON: You may vote your shares in person by attending the Annual General Meeting. Please detach along perforated line and mail in the envelope provided. 00033333333333330100 8 052219 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE LISTED PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x FOR AGAINST ABSTAIN The undersigned acknowledges receipt from the Company before the execution of this proxy of the convening notice, the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2018, the management report and independent auditor’s report for the financial year ended December 31, 2018. (Option available until 00:00 a.m. Luxembourg time on May 17, 2019) To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. Approval of the Company’s annual accounts, consolidated financial statements and management report for the financial year ended December 31, 2018. 2. Allocation of results for the financial year ended December 31, 2018. 3. Discharge (quitus) of the members of the board of directors for the exercise of their mandate for the financial year ended December 31, 2018. 4. Authorization of the remuneration of the members of the board of directors. 5. Confirmation of the appointment of Mr. Daniel Marx as a new member of the board of directors. 6. Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending on December 31, 2019. 7. Authorization to the board of directors to implement a share repurchase program. 8. Amendment of the convening procedure for general meetings of the shareholders to take into account NYSE convening requirements. 9. Amendment to the signature power to sign extracts or copies of minutes of the general meetings of shareholders. 10. Amendment of the convening procedure for meetings of the board of directors. 11. Amendment of the signature power to sign extracts or copies of minutes of meetings of the board of directors. 12. Amendment of the period during which certain documents shall remain available at the registered office of the Company prior to general meetings of shareholders. 13. Amendment to the articles of association to adjust a clerical inaccuracy and add a definition of “General Meeting”. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. Signature of Shareholder Date: Signature of Shareholder Date: NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0 CORPORACIÓN AMÉRICA AIRPORTS S.A. 4, RUE DE LA GRÈVE, L-1643, LUXEMBOURG R.C.S LUXEMBOURG: B 174140 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS THE UNDERSIGNED HEREBY APPOINTS CAROLINA RODRÍGUEZ AND ANDRÉS ZENARRUZA AS PROXIES, EACH WITH FULL POWER OF SUBSTITUTION, TO REPRESENT AND VOTE AS DESIGNATED ON THE REVERSE SIDE, ALL THE COMMON SHARES OF CORPORACIÓN AMÉRICA AIRPORTS S.A. HELD OF RECORD BY THE UNDERSIGNED ON APRIL 22, 2019, AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT THE COMPANY'S HEADQUARTERS LOCATED AT 4, RUE DE LA GRÈVE, L-1643, LUXEMBOURG, ON MAY 22, 2019, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.) 1.1 14475